Exhibit 12
Vector Group Ltd.
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Pro-forma
	Year ended December 31,					Year ended	Nine months ended September 30,
	2001	2002	2003	2004	2005	December 31, 2005	2005	2006
Earnings as defined(1):

Income (loss) from continuing operations before minority interests and income taxes(1)	$28,810	$(47,774)	$(19,774)	$6,627	$85,768	$81,005	$63,007	$40,855

Minority interests, as defined	7,294	9,582	3,375	(3,231)	(3,317)	(3,317)	(3,804)	—

Distributions from non-consolidated real estate businesses	—	—	991	5,840	5,935	5,935	1,271	4,580

Amortization of capitalized interest	—	48	60	1,132	1	1	—	—

Interest expense, net of minority interests(1)	20,255	26,257	26,592	24,556	26,730	31,493	20,105	29,020

Loss (income) in equity of non-consolidated real estate businesses	—	749	(901)	(9,782)	(7,543)	(7,543)	(6,202)	(9,726)

Rent expense, net of minority interests	1,201	2,474	3,193	3,221	1,758	1,758	1,717	1,463

Total earnings(1)	$57,560	$(8,664)	$13,536	$28,363	$109,332	$109,332	$76,094	$66,192

Fixed charges as defined(1):

Interest expense, net of minority interests(1)	$20,255	$26,257	$26,592	$24,556	$26,730	$31,493	$20,105	$29,020

Capitalized interest	779	345	117	—	—	—	—	—

Rent expense, net of minority interests	1,201	2,474	3,193	3,221	1,758	1,758	1,679	1,463

Total fixed charges(1)	$22,235	$29,076	$29,902	$27,777	$28,488	$33,251	$21,784	$30,483

Ratio of earnings to fixed charges(1)	2.59	—	—	1.02	3.84	3.29	3.49	2.17

Shortfall of earnings to fixed charges	$—	$37,740	$16,366	$—	$—	$—	$—	$—

(1)	Amounts previously reported have been restated to correct an error in the computation of the debt discount amortization created by the embedded derivative and the beneficial conversion feature associated with the Company’s 5% variable interest senior convertible notes due 2011 issued in the fourth quarter of 2004 and first half of 2005. The restatement adjustments affected the Company’s previously reported interest expense and the related income tax effect. The effects of the restatement are reflected in the Company’s consolidated financial statements and accompanying notes incorporated by reference in this prospectus. See Note 2 — Restatement of Financial Results and Note 23 — Restated Financial Information to our Form 10-K/A for the year ended December 31, 2005, which was filed on November 24, 2006. Income (loss) from continuing operations before minority interests and income taxes for the years ended December 31, 2004 and 2005 and the pro-forma amounts for the year ended December 31, 2005 previously presented were $6,106, $80,519 and $75,453, respectively. Interest expense, net of minority interests, for the years ended December 31, 2004 and 2005 and the pro-forma amounts for the year ended December 31, 2005 previously presented were $26,433, $31,980 and $37,046, respectively. Total earnings for the years ended December 31, 2004 and 2005 and the pro-forma amounts for the year ended December 31, 2005 previously presented were $29,719, $109,333 and $109,333, respectively. Total fixed charges for the years ended December 31, 2004 and 2005 and the pro-forma amounts for the year ended December 31, 2005 previously presented were $29,654, $33,738 and $38,804, respectively. The ratio of earnings to fixed charges for the years ended December 31, 2004 and 2005 and the pro-forma amounts for the year ended December 31, 2005 previously presented were 1.00x, 3.24x and 2.82x, respectively. Income (loss) from continuing operations before minority interests and income taxes , interest expense, net of minority interests, total earnings, total fixed charges, and the ratio of earnings to fixed charges previously reported for the years ended December 31, 2001, 2002 and 2003 did not change as a result of the restatement.